UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-50400

CUSIP NUMBER
NOTIFICATION OF LATE FILING	81617L108

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________

PART I - REGISTRANT INFORMATION

Select Bancorp, Inc.

Full name of registrant

New Century Bancorp, Inc.

Former name if applicable:

700 W. Cumberland Street

Address of principal executive office

Dunn, North Carolina 28334

City, state and zip code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Select Bancorp, Inc. (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 (the “Form 10-Q”). As disclosed in the Company’s Current Report on Form 8-K filed on July 29, 2014, and amended on October 8, 2014, New Century Bancorp, Inc. (“NCBC”), completed its acquisition by merger (the “Merger”) of Select Bancorp, Inc. (“Legacy Select”), on July 25, 2014. At the effective time of the Merger, NCBC changed its name to “Select Bancorp, Inc.” Due to the consummation of the Merger and the ongoing integration of the two companies in the third quarter of 2014, significant management time and resources were diverted from the Company’s normal process of reviewing and completing the Form 10-Q. Among other things, management has been working to complete the purchase accounting for the Merger and has also been overseeing the conversion of Legacy Select’s core data processing systems. In addition, there have been changes in the Company’s senior management and finance team that have occurred since the Merger, including the appointment of a new chief financial officer and a new controller. While the Company’s new officers have been working diligently to accomplish a timely filing of the Form 10-Q, the Company requires additional time to finalize the report. For these reasons, the Company’s preparation of the Form 10-Q could not be accomplished in order to permit a timely filing without unreasonable effort and expense. The Company expects to file the Form 10-Q on or about November 28, 2014.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark A. Jeffries	(910)	892-7080
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Part III, the Company completed the Merger with Legacy Select on July 25, 2014. As a result of the Merger and the combination of NCBC and Legacy Select, the Company anticipates there will be significant changes in its results of operations from the three- and nine-month periods ended September 30, 2013. Management currently estimates that the Company will report the following:

Net Income. Net income for the third quarter of 2014 of $175,000 as compared with net income of $649,000 for the third quarter of 2013 and net income of $1.1 million for the first nine months of 2014 as compared with net income of $2.7 million for the first nine months of 2013.

Net Interest Income. Net interest income of $6.4 million for the third quarter of 2014 as compared with net interest income of $4.3 million for the third quarter of 2013 and net interest income of $14.7 million for the first nine months of 2014 as compared with net interest income of $13.4 million for the first nine months of 2013.

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Provision for Loan Losses. Provision for loan losses of $105,000 for the third quarter of 2014 as compared with a recovery of $130,000 for the third quarter of 2013 and a recovery of $370,000 for the first nine months of 2014 as compared with a recovery of $605,000 for the first nine months of 2013.

Non-Interest Income. Non-interest income of $727,000 for the third quarter of 2014 as compared with non-interest income of $623,000 for the third quarter of 2013 and non-interest income of $1.9 million for the first nine months of 2014 as compared with non-interest income of $2.0 million for the first nine months of 2013.

Non-Interest Expenses. Non-interest expenses of $6.6 million for the third quarter of 2014 as compared with non-interest expenses of $3.9 million for the third quarter of 2013 and non-interest expenses of $15.2 million for the first nine months of 2014 as compared with non-interest expenses of $11.6 million for the first nine months of 2013.

Total Assets, Deposits, and Shareholders’ Equity. Total assets of $784.9 million at September 30, 2014 as compared with total assets of $525.6 million at December 31, 2013.

Total deposits of $642.1 million at September 30, 2014 as compared with total deposits of $448.5 million at December 31, 2013.

Shareholders’ equity of $94.0 million at September 30, 2014 as compared with shareholders’ equity of $56.0 million at December 31, 2013.

Forward-Looking Statements

Certain matters discussed in this Notification of Late Filing on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and as such, may involve risks and uncertainties. These forward-looking statements relate to our financial condition and results of operations. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

Select Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2014	By:	/s/ Mark A. Jeffries
	Name:	Mark A. Jeffries
	Title:	Executive Vice President and Chief Financial Officer

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